UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 ) *

Nutanix, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.000025 per share
(Title of Class of Securities)

67059N108
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑ Rule 13d-1(b)
❑ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059N108	Page 1 of 7

1	NAMES OF REPORTING PERSONS: Ajeet Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ❑ (b) ❑
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,019,801*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,019,801*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,019,801*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ❑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*  Consists of (i) 3,619,801 shares of Class B common stock, $0.000025 par value per share (“Class B Shares”), beneficially held by the SINGH/SAHARAN REVOCABLE TRUST (the “Revocable Trust”), and (ii) 400,000 Class B Shares beneficially held by the SINGH/SAHARAN 2014 IRREVOCABLE DESCENDANTS’ TRUST (the “Irrevocable Trust”). Ajeet Singh is a co-trustee of both these trusts and, as such, may be deemed to have beneficial ownership of 4,019,801 Class B Shares. Each Class B Share is convertible at any time at the option of the holder into one share of Class A common stock, par value $0.000025 per share (a “Class A Share”) (and under certain other circumstances described in the Issuer's prospectus filed under Rule 424(b) (File No. 333-208711) on September 30, 2016).  As such, Ajeet Singh (as co-trustee of both trusts) may be deemed to have beneficial ownership of 4,019,801 Class A Shares.
†   See Item 4 for more information on calculating this percentage.

CUSIP No. 67059N108	Page 2 of 7

1	NAMES OF REPORTING PERSONS: Renu Saharan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ❑ (b) ❑
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,019,801*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,019,801*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,019,801*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ❑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*  Consists of (i) 3,619,801 Class B Shares beneficially held by the Revocable Trust, and (ii) 400,000 Class B Shares beneficially held by the Irrevocable Trust.  Renu Saharan is a co-trustee of both these trusts and, as such, may be deemed to have beneficial ownership of 4,019,801 Class A Shares based on the convertibility of Class B Shares.
†   See Item 4 for more information on calculating this percentage.

CUSIP No. 67059N108	Page 3 of 7

1	NAMES OF REPORTING PERSONS: SINGH/SAHARAN REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ❑ (b) ❑
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,619,801*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,619,801*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,619,801*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ❑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*  Consists of 3,619,801 Class B Shares.  The Revocable Trust may be deemed to have beneficial ownership of 3,619,801 Class A Shares based on the convertibility of Class B Shares.
†   See Item 4 for more information on calculating this percentage.

CUSIP No. 67059N108	Page 4 of 7

Explanatory Note

The Reporting Persons are filing this Amendment No.2 solely to correct a typographical error on the signature page of Amendment No.1.

Item 1.
(a) Name of Issuer:
Nutanix, Inc., a Delaware corporation (the "Issuer")
(b) Address of Issuer's Principal Executive Offices:
1740 Technology Drive, Suite 150, San Jose CA 95110

Item 2.
(a) Name of Persons Filing:
This Amendment No. 2 ("Amendment No.2") to the Statement on Schedule 13G, which was originally filed with the SEC on May 19, 2017 and amended by Amendment No.1 filed on February 12, 2018 ("Amendment No.1"), is jointly filed by the following (each a "Reporting Person") with respect to Class A Shares of the Issuer:
•	Ajeet Singh,
•	Renu Saharan, and
•	the Revocable Trust.

(b) Address of Principal Business Office or, if none, Residence:
c/o Nutanix, Inc.
1740 Technology Drive, Suite 150, San Jose CA 95110
(c) Citizenship:
•	Ajeet Singh is an Indian citizen,
•	Renu Saharan is an Indian citizen, and
•	the Revocable Trust is administered by the co-trustees under the laws of California.
(d) Title of Class of Securities:
Class A Common Stock, par value $0.000025

(e) CUSIP Number:
67059N108
Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    N/A because this Amentment No.2 is filed pursuant to §240.13d-1(d).

CUSIP No. 67059N108	Page 5 of 7

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Because each Class B Share is convertible at any time at the option of the holder into one Class A Share (and under certain other circumstances described in the Issuer's prospectus filed under Rule 424(b) (File No. 333-208711) on September 30, 2016), the amount of Class A Shares beneficially owned as of December 31, 2017 by the following Reporting Persons is:

Ajeet Singh	4,019,801
Renu Saharan	4,019,801
Revocable Trust	3,619,801

(b) The percent of class beneficially owned as of December 31, 2017 by the following Reporting Persons is:

Ajeet Singh	3.5%
Renu Saharan	3.5%
Revocable Trust	3.2%

Percentages based on 110,438,830 Class A Shares outstanding as of November 30, 2017, as reported in the Issuer's Form 10-Q filed on December 13, 2017, and assumes the conversion of Class B Shares into Class A Shares such that (i) for Ajeet Singh and Renu Saharan, 114,458,631 Class A Shares are deemed outstanding as of December 31, 2017, and (ii) for the Revocable Trust, 114,058,631 Class A shares are deemed outstanding as of December 31, 2017.
(c) Number of Class A Shares as to which the Reporting Persons have:

  (i) Sole power to vote or to direct the vote:

     None.
  (ii) Shared power to vote or to direct the vote:

Ajeet Singh	4,019,801
Renu Saharan	4,019,801
Revocable Trust	3,619,801

  (iii) Sole power to dispose or to direct the disposition of:

     None.
  (iv) Shared power to dispose or to direct the disposition of:

Ajeet Singh	4,019,801
Renu Saharan	4,019,801
Revocable Trust	3,619,801

CUSIP No. 67059N108	Page 6 of 7

Item 5.  Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].
Item 6.  Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.  Identification and Classification of Members of the Group
Not applicable.
Item 9.  Notice of Dissolution of Group
Not applicable.
Item 10.  Certification
Not applicable.

CUSIP No. 67059N108	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2018

Ajeet Singh

/s/ Ajeet Singh

Renu Saharan

/s/ Renu Saharan

SINGH/SAHARAN REVOCABLE TRUST

By: /s/ Ajeet Singh
Name: Ajeet Singh
Title: Trustee